Exhibit 8.1

May 5, 2004

Kforce Inc.

1001 East Palm Avenue

Tampa, Florida 33605

Ladies and Gentlemen:

We have acted as counsel to Kforce Inc. in connection with the proposed merger (the “Acquisition Merger”) contemplated by the Amended and Restated Agreement and Plan of Merger dated as of April 5, 2004 (the “Merger Agreement”), by and among Kforce Inc., a Florida corporation (“Kforce”), Novato Acquisition Corporation, a Delaware corporation and a direct wholly-owned subsidiary of Kforce (“Merger Sub”), and Hall, Kinion & Associates, Inc., a Delaware corporation (“Hall Kinion”). Pursuant to the Merger Agreement, Merger Sub will merge with and into Hall Kinion, whereupon Hall Kinion will be the surviving corporation, the separate existence of Merger Sub will cease, and Hall Kinion will become a wholly-owned subsidiary of Kforce. Additionally, as described in paragraph 25 of the Kforce Inc. Officer’s Certificate, Kforce is considering merging Hall Kinion either into Kforce or into a limited liability company (the “Upstream Merger”) following the Acquisition Merger. The limited liability company would be wholly-owned by Kforce and would be organized under the laws of either the State of Florida or the State of Delaware. The limited liability company would be a disregarded entity for U.S. federal tax purposes. The Upstream Merger would be authorized by and would be effected pursuant to applicable state law. For purposes of this opinion letter, capitalized terms used and not otherwise defined herein shall have the meaning ascribed thereto in the Merger Agreement.

You have requested that we render the opinions set forth below. In connection with our opinions, we have reviewed and relied on (i) the Merger Agreement, (ii) the Form S-4 Registration Statement (No. 333-11156), as amended through the date hereof (the “Form S-4”), (iii) the Proxy Statement/Prospectus, which is contained in and made a part of the Form S-4, and the Appendices thereto,

Kforce Inc.

May 5, 2004

(iv) certain representations made by and on behalf of Kforce, Merger Sub and Hall Kinion, contained in officer’s certificates dated as of the date hereof, which are attached hereto as Exhibits “A” and “B” (the “Officer’s Certificates”), and (v) such other documents, information and materials as we have deemed necessary or appropriate.

We have assumed that (i) all parties to the Merger Agreement have acted, and will act, in accordance with the terms of such Merger Agreement, (ii) the Acquisition Merger will be consummated at the Effective Time pursuant to the terms and conditions set forth in the Merger Agreement without the waiver or modification of any such terms and conditions, (iii) the Acquisition Merger is authorized by and will be effected pursuant to applicable state law, and (iv) original documents submitted to us (including signatures) are authentic, documents submitted to us as copies conform to the original documents, and there has been (or will be by the Effective Time) due execution and delivery of all documents where due execution and delivery are prerequisites to the effectiveness thereof. Furthermore, we have not attempted to verify independently the representations and statements in the Officer’s Certificates and have assumed that all representations contained in the Merger Agreement and in the Officer’s Certificates are, and at the Effective Time will be, true, accurate and complete in all respects without regard to any qualifications as to knowledge and belief.

The opinions expressed herein are based upon the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, case law and rulings and other pronouncements of the Internal Revenue Service as in effect on the date hereof. No assurances can be given that such authorities will not be amended or otherwise changed prior to the Effective Time, or at any other time, possibly with retroactive effect. We assume no obligation to advise you of any such subsequent change. If there is any change in the applicable law or regulations, or if there is any new administrative or judicial interpretation of the applicable law or regulations, any or all of the federal income tax consequences described herein may become inapplicable.

This letter addresses only the specific United States federal income tax consequences of the Acquisition Merger and the Upstream Merger (if it occurs) and does not address any other federal, state, local or foreign income, estate, gift, transfer, sales, use or other tax consequences that may result from the Acquisition Merger and the Upstream Merger (if it occurs).

Based upon and subject to the foregoing and to the qualifications and limitations set forth herein, and in reliance upon the representations and

Kforce Inc.

May 5, 2004

assumptions described above, we are of the opinion that for United States federal income tax purposes: (i) the Acquisition Merger will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code,

(ii) each of Kforce, Merger Sub and Hall Kinion will be a party to the reorganization within the meaning of Section 368(b) of the Code, unless the Upstream Merger occurs, in which case it is possible that Merger Sub’s existence will be viewed as transitory and will be disregarded for U.S. federal tax purposes, and the Acquisition Merger followed by the Upstream Merger will be treated for U.S. federal tax purposes as a merger of Hall Kinion into Kforce that will be treated for U.S. federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code, and

(iii) the discussion in the Proxy Statement/Prospectus under the caption “Material United States Federal Income Tax Consequences,” to the extent it constitutes descriptions of legal matters or legal conclusions, is accurate in all material respects.

The foregoing opinions reflect our legal judgment solely on the issues expressly presented and discussed herein. Our opinions are limited to legal rather than factual matters. This opinion letter has no binding effect of any kind upon the Internal Revenue Service or any court having jurisdiction over federal taxes. Accordingly, we cannot assure you that the Internal Revenue Service or a court having jurisdiction over the issue will agree with these opinions.

We hereby consent to the filing of this opinion letter as an exhibit to the Registration Statement and to the references to this firm in the Proxy Statement/Prospectus under the caption “Material United States Federal Income Tax Consequences.” In giving this consent, we do not hereby admit that we are in the category of persons whose consent is required under Section 7 of the 1933 Act.

Very truly yours,

/S/     HOLLAND & KNIGHT LLP

HOLLAND & KNIGHT LLP